SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Tucows Inc.
(Name of Subject Company (Issuer))

Tucows Inc. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, no par value per share
(Title of Class of Securities)

898697107
(CUSIP Number of Class of Securities)

Elliot Noss
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario M6K 3M1
(416) 535-0123

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Joanne Soslow, Esquire
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$5,005,000	$573.58

*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 6,500,000 shares of common stock, no par value per share, at the maximum tender offer price of $0.77 per share in cash.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $573.58	Filing Party: Tucows Inc.
Form of Registration No.: SC TO-I	Date Filed: December 20, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 2 (“Amendment No. 2”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed by Tucows Inc., a Pennsylvania corporation (“Tucows”), with the Securities and Exchange Commission (the “SEC”) on December 20, 2011, as amended by Amendment No. 1 to the Schedule TO, filed by Tucows with the SEC on December 30, 2011 (“Amendment No. 1”), which relates to the tender offer by Tucows to purchase 6,500,000 shares of its common stock, no par value per share, or such fewer number of shares as are properly tendered and not properly withdrawn. Tucows has offered to purchase these shares at a price not greater than $0.77 per share nor less than $0.73 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Tucows’ offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 2011, as amended herein by the Amended Offer to Purchase, dated January 4, 2012, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the “Offer”.

        This Amendment No. 2 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in Amendment No. 1 and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference.

Item 4.    Terms of the Transaction.

        (a) Material Terms. Item 4 of Schedule TO is hereby amended and supplemented (i) to revise the definition of “odd lot” holder to persons owning less than 100 shares and (ii) to revise the date after which security holders may withdraw tendered securities if not yet accepted for payment to Thursday, February 16, 2012.

Item 7.    Source and Amount of Funds and Other Consideration.

        (a); (b); (d) Source of Funds; Conditions; Borrowed Funds. Item 7 of Schedule TO is hereby amended and supplemented as follows:

        The following sentence is hereby added to the end of the first paragraph of Section 10 of the Offer to Purchase (“Source and Amount of Funds”):

“While we have no alternative financing arrangements or plans in the event that the amounts allocated under the 2011 Demand Loans are no longer available to fund the repurchase of shares tendered in the tender offer, we are currently in compliance with our covenants under the 2011 Demand Loans.  However, in the event the 2011 Demand Loans are not available, we will be required to amend the tender offer to reduce the number of shares we are offering to purchase, and to extend the expiration of our offer pursuant to the tender offer rules.”

        The following sentence is hereby added to the end of the ninth paragraph of Section 10 of the Offer to Purchase (“Source and Amount of Funds”):

“We have no formal plans to repay the 2011 Demand Loans, but we intend to repay such loans in accordance with the terms of the Credit Facility.”

Item 8.    Interest in Securities of the Subject Company.

        (a); (b) Security Ownership; Security Transactions. Item 8 of Schedule TO is hereby amended and supplemented as follows:

The following subjection is hereby added to Section 9 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transaction and Arrangements Concerning the Shares”):

“Securities Transactions.

The following table identifies the date, number of shares and price per share of each transaction conducted in our common stock during the past 60 days.  These transactions were conducted as part of our normal course issuer bid which commenced in November 2011 pursuant to which we repurchased 23,765 shares of common stock.  We suspended the issuer bid prior to the commencement of the tender offer.

Date	Number of Shares	Average Price per Share
December 1, 2011	100	$0.7400
December 2, 2011	5,000	$0.7499
December 6, 2011	7,265	$0.7578
December 7, 2011	200	$0.7601
December 8, 2011	800	$0.7455
December 9, 2011	800	$0.7501
December 12, 2011	800	$0.7541
December 13, 2011	1,100	$0.7584
December 14, 2011	7,700	$0.7600
”

Item 12.    Exhibits.

Item 12 of Schedule TO is hereby amended as follows:

(a)(1)(A)	Amended Offer to Purchase, dated January 4, 2012

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2011

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2011

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(2)-(4)	Not applicable

(a)(5)(A)*	Letter to Shareholders from the President and Chief Executive Officer, dated December 20, 2011

(a)(5)(B)*	Press Release, dated December 20, 2011

(b)(1)
Offer Letter, dated July 27, 2011, between Tucows.com Co and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2011).

(b)(2)
Operating Loan Agreement, dated September 10, 2010, between Tucows.com co. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010).

(b)(3)
Offer Letter, dated August 30, 2010, between Tucows Inc. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.2 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010).

(b)(4)
Loan Agreement, dated as of June 25, 2007, by and among Tucows.com Co., Tucows (Delaware) Inc., Tucows Inc., Mailbank Nova Scotia Co., Tucows Domain Holdings Co., Innerwise, Inc. and Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007).

(b)(5)
Guaranty, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal (incorporated herein by reference to Exhibit 10.2 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007

(b)(6)
Security Agreement, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal (incorporated herein by reference to Exhibit 10.3 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007

(d)(1)
Tucows Inc. Amended and Restated 2006 Omnibus Equity Compensation Plan, as amended (incorporated by reference to Exhibit 99(d)(1) filed with Tucows' Schedule TO, as filed with the SEC on September 17, 2010)

* Incorporated by reference to the relevant exhibit to the Tender Offer Statement on Schedule TO filed by Tucows Inc. with the Securities and Exchange Commission on December 20, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ MICHAEL COOPERMAN
Michael Cooperman
Chief Financial Officer
January 4, 2012

EXHIBIT INDEX

(a)(1)(A)	Amended Offer to Purchase, dated January 4, 2012

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2011

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2011

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(2)-(4)	Not applicable

(a)(5)(A)*	Letter to Shareholders from the President and Chief Executive Officer, dated December 20, 2011

(a)(5)(B)*	Press Release, dated December 20, 2011

(b)(1)
Offer Letter, dated July 27, 2011, between Tucows.com Co and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2011).

(b)(2)
Operating Loan Agreement, dated September 10, 2010, between Tucows.com co. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010).

(b)(3)
Offer Letter, dated August 30, 2010, between Tucows Inc. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.2 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010).

(b)(4)
Loan Agreement, dated as of June 25, 2007, by and among Tucows.com Co., Tucows (Delaware) Inc., Tucows Inc., Mailbank Nova Scotia Co., Tucows Domain Holdings Co., Innerwise, Inc. and Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007).

(b)(5)
Guaranty, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal (incorporated herein by reference to Exhibit 10.2 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007

(b)(6)
Security Agreement, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal (incorporated herein by reference to Exhibit 10.3 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007

(d)(1)
Tucows Inc. Amended and Restated 2006 Omnibus Equity Compensation Plan, as amended (incorporated by reference to Exhibit 99(d)(1) filed with Tucows' Schedule TO, as filed with the SEC on September 17, 2010)

* Incorporated by reference to the relevant exhibit to the Tender Offer Statement on Schedule TO filed by Tucows Inc. with the Securities and Exchange Commission on December 20, 2011.